The Noodle Bar By Iterum Foods is seeking investment to bring the first sustainable cafe and

world-fusion noodle bar to serve the ever-growing East Boston community.

THE ENTREPRENEUR
Matthew McPherson
Head Chef and Founder

READ BIO

Currently a Chef in Boston, MA. Matthew McPherson has been part of many great restaurants including Menton and Porto in Boston, Mikla in Istanbul, and Public in New York City. He has been training in restaurants for the past 11 years, possesses a degree in hospitality management, and culinary arts with a heavy background in business and engineering from past college degree programs. All the restaurants McPherson has been a part of, with the addition to education and family upbringing, were focused on doing things the right way. This forces a person to challenge themselves and not waste anything. "My philosophy and passions have been developed through analyzing restaurants and their operational systems since I stepped foot inside a kitchen many years ago." - Matthew McPherson

$0
INVESTED
towards a $75,000 target raise

UP TO

40% ROI
from a revenue sharing note

0
HOURS REMAINING
until the round closes

INVEST TODAY

Conditional refund applies
You will automatically receive a full refund of your investment if The Noodle Bar By Iterum Foods hasn't received it's target amount when the round closes.

Business Plan

The Noodle Bar By Iterum Foods

TYPE OF BUSINESS
Restaurant/Bar
LOCATION
303 Sumner
East Boston, MA 02128

THE PROBLEM
East Boston has experienced strong growth in the past 5 years, with population growth exceeding the greater Boston average by nearly 25%. With more than 40,000 residents and growing, East Boston's amenity-based business growth has lagged its population growth immensely. Specifically in the food, retail, and entertainment categories, the market is definitively undersaturated, waiting for quality operations to begin soaking up the unfulfilled demand.

THE SOLUTION
Noodle Bar and Cafe by Iterum Foods will serve high quality affordable dining options to the residents of East Boston. We will focus on modern clean and healthy foods, taking influence from different cultural noodle cuisines across the world, all while maintaining the familiarity of classic comfort foods. By bringing more diversity to East Boston's culinary landscape, we will give consumers more dining options to engrain in their day to day routines.

Iterum as a company focuses on better restaurant systems that create more ethically conscious restaurants and reduce waste.

We will also provide a place for local residents to buy sustainable products to use at the cafe or at home.

WHY THE NOODLE BAR BY ITERUM FOODS?
As a resident of East Boston, Chef McPherson has been wanting to bring a new dining option to his community for a while. Living and breathing Eastie is integral into getting it right. We look to offer clean, healthier but desirable food options for the community,

starting with breakfast as they make their way to work in the morning, a cozy spot to work and grab lunch if working local, and dinner and drinks to close out their day.

MARKET ANALYSIS

The East Boston market has been seeing huge development within the past couple years of over 1,200 new buildings, as well as hundreds of houses and units being renovated.

The city of Boston is home to an estimated 667,137 people as of 2016. The Greater Boston area is home to an estimated 4.7 million, making it the 10th largest metropolitan area in the United States.

The Greater Boston region has an even larger population of 8.1 million, which makes it the 6th largest combined statistical area in the country.

The economic development of the East Boston market is continuing to grow at a near-exponential scale, seeing new unit construction in the thousands and hundreds of residential rehabilitation/renovation projects being executed concurrently.

COMPETITOR ANALYSIS

While the volume of dining options in East Boston has grown over the past 5 years, the majority of new ventures have stayed within the lanes of the dominant cuisine options currently in existence. We will be the first to market in the noodle house category in East Boston and will be providing an option that didn't exist before.

With the surplus of residential demand, we believe that adding more options to better balance the market will only continue to drive population growth as East Boston's business amenity ecosystem makes living in East Boston more and more attractive.

BUSINESS MODEL

303 Sumner is a 1,500 sf space in the Jeffries point area of East Boston. Opening at 7 AM, we will cater to residential working population, serving morning coffee and tea drinks to the morning residences as well as a light breakfast menu. We will provide a small assortment of grab&go style food for the morning commute into Boston as well. We will remain open through lunch, operating as a casual dining hang. At 4 pm, we will switch over into a more elevated dining experience, while maintaining our laid-back, accessible vibe. We want to make the residents feel as though this an extension of their home and are welcome to come multiple times a day for whatever they are in need of: coffee, a warm meal, or a quiet place to work over a beer.

Hours of Operation

7:00am - 12:30am

Breakfast/Cafe: 7:00am - 3:00pm

Dinner Switch: 4:00pm - 10:00pm

Kitchen Close: 10:00pm

Bar Close: 12:00am

Target Market

The residents of Maverick Square and Jeffries Point in East Boston will be the primary target market for Iterum Noodle.

With the recent surge in affluent population, we will be offering high quality food and beverage to capture underserved demand stemming from lagging growth in East Boston's hospitality space.

The Noodle Bar By Iterum Foods's Budget

This is an approximate plan for the use of funds if The Noodle Bar By Iterum Foods receives:

Target investment amount (Maximum investment amount)

Construction and Build-out	$55,500
Operating Capital	$15,000
MainVest Compensation	$4,500
Total	$75,000

The Noodle Bar By Iterum Foods's Projections

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Investor returns are based on this business's gross revenue.

Investment Progress

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THIS INFORMATION IS PROVIDED BY THE NOODLE BAR BY ITERUM FOODS. MAINVEST NEVER PREDICTS OR PROJECTS PERFORMANCE, AND HAS NOT REVIEWED OR AUDITED THIS INFORMATION. FOR ADDITIONAL INFORMATION ON THE ISSUER AND ITS BUSINESS PLAN, REVIEW THE OFFERING MEMORANDUM OR ASK THE ENTREPRENEURS DIRECTLY IN THE DISCUSSION SECTION.

Terms & Returns

If you invest $1,000, you receive a portion of The

Noodle Bar By Iterum Foods's revenue until you

are returned up to **$1,400**.

EARLY INVESTOR PERK
AVAILABLE TO INVESTORS OF $1,000 OR MORE

Thank You From the Founder

As part of our opening we will be hosting a thank you dinner.

UNLIMITED AVAILABLE

WHEN THIS INVESTMENT ROUND SUCCESSFULLY CLOSES, YOU WILL EARN A PERK BASED ON THE TOTAL AMOUNT YOU'VE INVESTED IN THIS BUSINESS. YOU WILL NOT RECEIVE THE PERKS OF LESSER VALUE AS WELL, UNLESS SPECIFIED ABOVE.

How Your Investment Works

Revenue Sharing Note

If you invest in The Noodle Bar By Iterum Foods and they raise at least $75,000 by April 3rd, 2019, you will be issued a revenue sharing note.

Repayment Terms

You receive your proportional share of 2.5% of The Noodle Bar By Iterum Foods's gross revenue until you are returned a maximum total of 140% of your investment.

Maturity Date

If you haven't received 140% of your investment by December 31st, 2024, it comes due regardless of The Noodle Bar By Iterum Foods's revenue.

Conditional Refund

If The Noodle Bar By Iterum Foods doesn't raise at least $75,000 by April 3rd, 2019, all investors will be fully refunded and no perks will be distributed.

Maximum Investment Amount

The Noodle Bar By Iterum Foods will not accept additional investment this round once it has received $107,000.

Have Questions?

Review the summary of terms. If you have questions about this investment opportunity, ask the entrepreneurs in the discussion section.

Only invest an amount you would feel comfortable losing.

Investing in private businesses is risky.
Investing in private businesses often involves more risk than purchasing stock in publicly traded companies. Though potential returns are designed to reflect that risk,

there is a possibility that you will lose your entire investment. Prior to investing, you should review MainVest's educational materials.

VIEW THE EDUCATIONAL MATERIALS

Investing in this business is risky.
Running a small business is difficult. There are many reasons why The Noodle Bar By Iterum Foods may not succeed. You should review the list of risk factors (and other important details pertaining to this investment opportunity) included in their official filing with the U.S. Securities and Exchange Commission prior to investing.

VIEW THE SEC FORM C FILING

Discussion

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